

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 29, 2009

By U.S. Mail and facsimile to (812) 468-5990

Mr. Donald R. Breivogel, Jr.
Senior Executive Vice President and
Chief Financial Officer
American General Finance Corporation
601 N.W. Second Street
Evansville, IN 47708

> **Re:** **American General Finance Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 001-06155**

Dear Mr. Breivogel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant